

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

Via E-mail
Luz Vazquez, CEO
Mirror Me, Inc.
1455 Kettner Blvd., #305
San Diego, CA 92101

>   **Re: Mirror Me, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 20, 2014**
>   **File No. 333-193101**

Dear Ms. Vazquez:

We have reviewed your response letter dated March 10, 2014 and have the following comment. Where indicated, we think you should revise your document in response to this comment. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 5, 2014.

Cover Page

1.   We note your response to prior comment 1 and reissue the comment as we continue to believe that you are a shell company as defined in Rule 405. The definition of a shell company does not turn on the company's active pursuit of its business plan, but rather on the nature and size of its business operations and assets. In this regard, we note that you have nominal assets and that significant steps remain to commence the operation of your business and to launch your mobile application. Accordingly, please revise your disclosure throughout the registration statement to state that you are a shell company.

If you have any questions regarding this comment, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or, in his absence, me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

>   Sincerely,
>
>   /s/ Matthew Crispino
>
>   Matthew Crispino
>   Staff Attorney

cc: Via E-mail
        Donald J. Stoecklein, Esq.